February 24, 2025

Ezra Gardner
Chief Executive Officer
Gesher Acquisition Corp. II
3141 Walnut Street
Suite 203b
Denver, CO 80205

       Re: Gesher Acquisition Corp. II
           Registration Statement on Form S-1
           Filed January 28, 2025
           File No. 333-284552
Dear Ezra Gardner:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 28, 2025
Cover Page

1. We note your disclosure in paragraph 8. Please revise to state whether the exercise of the private warrants and warrants issued in on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers' equity interests. Please refer to Item 1602(a)(3) of Regulation S-
       K. Further, please describe the extent to which compensation may result in a material
       dilution of the purchasers    equity interests. Also, we note your
disclosure on page 41
       that you may engage your sponsor or an affiliate as an advisor and pay a salary. Please revise your disclosure here and in the sections regarding your sponsor starting on pages 6 and 115. Please refer to Items 1602(a)(3),1602(b)(6), and 1603(a)(6) of
       Regulation S-K.
 February 24, 2025
Page 2

2. We note disclosure on page 23 and elsewhere in the filing that if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private warrants.
Our Sponsor, page 6

3. We note your disclosure on page 8 that the founders shares will convert to Class A shares at the time of the business combination and will be adjusted so that the founders will hold 25% of the shares. However, on the cover page and elsewhere, you note that the founders' shares will equal 27.72% of the shares upon completion of the offering. Please advise.
Proceeds to be held in trust account, page 28

4. We note that Section 53.2 of your Memorandum and Articles of Association filed as
       Exhibit 3.1.1, provides that the Company shall not repurchase Public Shares in an
       amount that would cause the Company   s net tangible assets to be less
than US
       $5,000,001. Please revise your cover page and disclosure throughout as appropriate to address this limitation on redemptions. Please refer to Item 1602(b)(2) of Regulation
       S-K.
Conflicts of Interest, page 42

5. We note your disclosure on page 43 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 155. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-
       K.
Dilution, page 105

6. We note your tabular presentation of dilution at quartile intervals on the outside cover page and on page 105. Such tabular presentation appears to assume your maximum redemption threshold is the entire number of shares to be sold to public shareholders as part of this offering. We refer to your Memorandum and Articles of Association filed as Exhibit 3.1.1, and note that Section 53.2 provides that the Company shall not
       repurchase Public Shares in an amount that would cause the Company   s
net tangible
       assets to be less than US$5,000,001 following such repurchases. Please tell us how you considered this redemption limitation in your determination of your maximum redemption threshold for your dilution presentation. Please refer to
Item 1602 of
       Regulation S-K.
 February 24, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David E. Fleming, Esq.